Exhibit 10.2
Paul S. Otellini

Dear Paul:
Intel Corporation (“Intel” or the “Company”) is pleased to continue your employment as a Senior Advisor to the Company reporting to its CEO, Brian Krzanich. In this role you will use your experience, knowledge and relationships to provide support which enables a smooth and effective transition for the incoming CEO and President. This confirms the terms of this arrangement, effective May 17, 2013, as set forth below.
Role and Responsibilities. While your specific duties and responsibilities will be determined by the CEO, and may fluctuate over time, responsibilities may include: consulting with the leadership team on key strategic issues and challenges, serving as an active advocate for Intel at the most senior levels of government, attending events as a representative of Intel, introducing the CEO to key customers, each as requested by the CEO. In all dealings regarding Intel, both internal and external, we expect that you will express opinions that are aligned with CEO and Board of Directors' strategy. You may conduct interviews, and engage in public relations activities expressing opinions about Intel only if authorized by the CEO or Board of Directors in advance.
Compensation and Benefits. For the first year of this arrangement, Intel will pay you a base salary of $100,000 per year, less standard tax withholdings and deductions, paid according to the Company's regular payroll schedule and procedures. This agreement, unless earlier terminated, shall remain in effect until May 16, 2014, and the CEO in his sole discretion can extend the agreement beyond the first year, and offer you a base salary not to exceed $100,000 per year. Any Executive Officer Incentive Plan (EOIP) payment for which you are eligible for 2013 will be pro-rated for the period you served as CEO (January 1 - May 16). You will not be eligible to participate in the Employee Bonus (EB) plan. You will remain eligible for the Employee Cash Bonus Plan (ECBP), under the terms of such plan.
Equity Grant. In January 2014, Intel will recommend that Intel's Compensation Committee grant you a certain number of Restricted Stock Units (RSUs) with a grant date fair value of $200,000 and a certain number of Stock Options (SOPs) with a grant date fair value of $50,000 at the time of the grant. Subject to approval by Intel's Compensation Committee, these stock grants will vest over four years in equal annual installments and will be subject to the terms and conditions of the Intel Corporation 2006 Equity Incentive Plan, as amended, the Notices of Grant for each award, and RSU and SOP grant agreements linked to your Notices of Grant.
Employee Benefits. You shall remain eligible for all benefits, including vacation accrual, sabbatical, 401(k) and health and disability benefits, and retirement benefits, under the terms and conditions of Intel benefits plans which may be in effect from time to time.
Office Space/Support. You will have access to office space at Intel's San Francisco location and will have will have administrative and technical assistant support as needed for Intel business during this assignment. In addition, you will have access to technical support from Intel's IT department on an on-going basis.
Compliance with Intel Policies. You are expected to abide by your obligation to protect Intel's confidential, trade secret and proprietary information and comply with all Intel policies and requirements, including without limitation the Intel Code of Conduct and the Intel Employment Guidelines.

At-Will Employment Relationship. You acknowledge that your employment with Intel remains at will. Either you or Intel may terminate the employment relationship at any time, with or without cause or advance notice. The CEO in his sole discretion can extend this arrangement.
Sincerely,

Intel Corporation

By:	/s/ RICHARD TAYLOR
Richard Taylor
SVP, Director Human Resources